

April 16, 2012

Via E-mail
Mr. Norman Klein
Chief Financial Officer
EastBridge Investment Group Corp.
8040 E. Morgan Trail, Unit 18
Scottsdale, AZ 85258

> **Re:** **EastBridge Investment Group Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 14, 2011**
> **File No. 000-52282**

Dear Mr. Klein:

We have reviewed your response letter dated March 15, 2012 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Part I

Item 1. Business

Business Strategies, page 5

1. We refer to your response to prior comment 1. Please tell us why you did not list China Golden Eagle Automobile Sales Co., Ltd. We note your agreement filed with the S.E.C. on May 16, 2011.

2. We refer to your response to prior comment 3. For the agreements listed in Annex A that you did not file with the S.E.C., please tell us how you determined these were not material to EastBridge.

3. We refer to your response to prior comment 4, and note that Dwarf Technology Holdings, Inc., has a pending registration statement pursuant to which they seek to register the dividend of their shares to EastBridge shareholders. Please tell us whether any of the other companies on your Annex A have registration statements pending with the S.E.C.

4. We note your previously submitted Annex A and the five companies from whom Eastbridge received securities. Advise the staff as to when you received such securities,

the number of such shares held at December 31, 2010 and December 31, 2011 and their balance sheet value at those dates. In addition, except for the distributions to your shareholders, tell us when and how you made any other dispositions of such securities.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Staff Attorney